Exhibit 99.1

ICON Reports First Quarter 2016 Results

Highlights

  Backlog of business up 9% year on year to $3.95 billion
  Quarter 1 gross business wins of $514 million, a gross book to bill of 1.29. Net business wins of $440 million, a net book to bill of 1.10
  Quarter 1 net revenue $401 million, an increase of 3.2% year on year, 4.9% on a constant currency basis
  Quarter 1 income from operations of $76.0 million or 19.0% of revenue, an increase of 14.0% year on year
  Quarter 1 earnings per share 1.12 up 24% year on year

DUBLIN--(BUSINESS WIRE)--April 26, 2016--ICON plc (NASDAQ:ICLR), a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries, today reported its financial results for the first quarter ended March 31, 2016.

In the first quarter net revenue grew 3.2% year on year to $400.5 million from $388.2 million in the same quarter last year. This represented 4.9% constant currency growth and 1.2% constant dollar organic growth year on year.

Income from operations in the quarter, increased by 14.0% to $76.0 million or 19.0% of revenue compared to $66.7 million or 17.2% for the same quarter last year.

Net income in the quarter increased by 12.7% to $63.0 million or $1.12 per share on a diluted basis, compared with $55.9 million or $0.90 per share for the same quarter last year.

Day’s sales outstanding, comprising accounts receivable and unbilled revenue less payments on account were 47 days at March 31, 2016, compared with 41 days at the end of December 31, 2015 and 47 days at the end of March 2015.

Cash generated from operating activities for the quarter was $59.4 million. Capital expenditure for the quarter was $7.7 million. As a result, at March 31, 2016, the company had net debt of $100 million, compared to net debt of $158 million at December 31, 2015 and net cash of $172 million at end of March 2015.

CEO, Ciaran Murray commented “Quarter one represents a solid start to 2016. We have grown our backlog of business to close to $4 billion, 9% higher than the same quarter last year. Revenue grew by 4.9% year on year on a constant currency basis and further margin expansion enabled us to deliver earnings per share of $1.12, a 24% increase over last year”.

In addition to the financial measures prepared in accordance with generally accepted accounting principles (GAAP), this press release contains certain non-GAAP financial measures, including non-GAAP operating and net income and non-GAAP diluted earnings per share. While non-GAAP financial measures are not superior to or a substitute for the comparable GAAP measures, ICON believes certain non-GAAP information is useful to investors for historical comparison purposes.

ICON will hold its first quarter conference call today, April 26, 2016 at 9:00 EDT [14:00 Ireland & UK]. This call and linked slide presentation can be accessed live from our website at http://investor.iconplc.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “Investors”. This calendar will be updated regularly.

This press release contains forward-looking statements. These statements are based on management's current expectations and information currently available, including current economic and industry conditions. These statements are not guarantees of future performance or actual results, and actual results, developments and business decisions may differ from those stated in this press release. The forward-looking statements are subject to future events, risks, uncertainties and other factors that could cause actual results to differ materially from those projected in the statements, including, but not limited to, the ability to enter into new contracts, maintain client relationships, manage the opening of new offices and offering of new services, the integration of new business mergers and acquisitions, as well as economic and global market conditions and other risks and uncertainties detailed from time to time in SEC reports filed by ICON, all of which are difficult to predict and some of which are beyond our control. For these reasons, you should not place undue reliance on these forward-looking statements when making investment decisions. The word "expected" and variations of such words and similar expressions are intended to identify forward-looking statements. Forward-looking statements are only as of the date they are made and we do not undertake any obligation to update publicly any forward-looking statement, either as a result of new information, future events or otherwise. More information about the risks and uncertainties relating to these forward-looking statements may be found in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, which are available on the SEC's website at http://www.sec.gov.

ICON plc is a global provider of drug development solutions and services to the pharmaceutical, biotechnology and medical device industries. The company specialises in the strategic development, management and analysis of programs that support clinical development - from compound selection to Phase I-IV clinical studies. With headquarters in Dublin, Ireland, ICON currently, operates from 89 locations in 37 countries and has approximately 12,200 employees. Further information is available at www.iconplc.com.

ICON/ICLR-F

ICON plc
Consolidated Income Statements (Unaudited)
(Before restructuring and other items)

Three Months ended March 31, 2016 and March 31, 2015
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2016	2015
Revenue:
Gross revenue	542,583	503,366
Reimbursable expenses	(142,061)	(115,135)

Net revenue	400,522	388,231

Costs and expenses:
Direct costs	228,603	228,078
Selling, general and administrative expense	80,789	79,555
Depreciation and amortization	15,120	13,925

Total costs and expenses	324,512	321,558

Income from operations	76,010	66,673

Net interest expense	(2,881)	(3)

Income before provision for income taxes	73,129	66,670

Provision for income taxes	(10,165)	(10,801)

Net income	62,964	55,869

Net income per Ordinary Share:
Basic	$1.14	$0.93

Pro forma Diluted	$1.12	$0.90

Weighted average number of Ordinary Shares outstanding:
Basic	55,011,019	60,281,059

Pro forma Diluted	56,242,164	61,856,347

Consolidated Income Statements (Unaudited)
(US GAAP)

Three Months ended March 31, 2016 and March 31, 2015
(Dollars, in thousands, except share and per share data)

	Three Months Ended
	March 31,	March 31,
	2016	2015
Revenue:
Gross revenue	542,583	503,366
Reimbursable expenses	(142,061)	(115,135)

Net revenue	400,522	388,231

Costs and expenses:
Direct costs	228,603	228,078
Selling, general and administrative expense	80,789	79,555
Depreciation and amortization	15,120	13,925
Restructuring and other items	0	0

Total costs and expenses	324,512	321,558

Income from operations	76,010	66,673

Net interest expense	(2,881)	(3)

Income before provision for income taxes	73,129	66,670

Provision for income taxes	(10,165)	(10,801)

Net income	62,964	55,869

Net income per Ordinary Share:
Basic	$1.14	$0.93

Diluted	$1.12	$0.90

Weighted average number of Ordinary Shares outstanding:
Basic	55,011,019	60,281,059

Diluted	56,242,164	61,856,347

ICON plc
Summary Balance Sheet Data
March 31, 2016 and December 31, 2015
(Dollars, in thousands)

	March 31,	December 31,
	2016	2015
	(Unaudited)	(Audited)*

Cash and short-term investments	247,857	189,901
Debt	(348,278)	(348,306)
Net (debt)/cash	(100,421)	(158,405)

Accounts receivable	362,322	409,165
Unbilled revenue	238,645	173,649
Payments on account	(318,061)	(318,697)
Total	282,906	264,117

Working Capital	372,775	290,939

Total Assets	1,796,135	1,717,209

Shareholder's Equity	843,685	763,096

*Due to amendments in US GAAP, the Senior Notes are shown net of financing costs on the balance sheet with effect from Q1 2016 ($1.7 million). The position at December 31, 2015 has been restated.

CONTACT:
ICON plc
Investor Relations, 1-888-381-7923
or
Brendan Brennan, + 353-1-291-2000
Chief Financial Officer
or
Simon Holmes, + 353-1-291-2000
EVP Investor Relations and Corporate Development
http://www.iconplc.com